

January 18, 2013

Via Email
Jin Shi
Chief Executive Officer
China Growth Equity Investment Ltd.
CN11 Legend Town, No. 1 Balizhuangdongli
Chaoyang District, Beijing, 100025, PRC

> **Re: China Growth Equity Investment Ltd.**
> **Revised Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed January 8, 2013**
> **File No. 001-35192**

Dear Mr. Shi:

We have reviewed your filing and response letter dated January 8, 2013 and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Letter to Shareholders of China Growth Equity Investment Ltd.

1. Please revise the disclosure with respect to proposal number 2 to remove the dollar signs when referencing the proposed increase in total authorized share capital.

2. We note you revised your disclosure throughout the proxy statement to indicate that you are now soliciting proxy materials for an "annual general meeting" of shareholders, rather than an "extraordinary meeting" of shareholders, as disclosed in prior amendments to the proxy statement. Please advise.

Questions and Answers, page 1

Are CDGC's shareholders required to approve the merger?, page 2

3. We note your response to comment 10 in our letter dated December 28, 2012. Please explain the significance of CDGC receiving certain consents and approvals to facilitate the merger from its non-voting Class A Preferred shares. Disclose the percentage of total shares outstanding the non-voting Class A Preferred shareholders represent.

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

4. With respect to your related party disclosure supplementally provided in response to comment 12 in our letter dated December 28, 2012, and also included on page 167, please briefly describe the business purpose of the loans made to related parties by Pingtan Fishing. We note that as of September 30, 2012, approximately $97.7 million were due from related parties to Pingtan Fishing with respect to loan transactions. Please disclose whether you have definitive agreements in place that govern these loans. We note the loan balances are not collateralized, carry no interest and do not have specific repayment terms. Thus, please provide appropriate risk factor disclosure addressing the certain risks associated with having such a large number of related party loan transactions that are not collateralized, carry no interest and do not have specific repayment terms. Further, please specifically disclose in this Q&A the $97.7 million that is due in related party loans to Pingtan Fishing as of September 30, 2012. Please note the fact that these loans are not collateralized, carry no interest and do not have specific repayment terms in this Q&A as well.

5. We note your response to comment 13 in our letter dated December 28, 2012. Please revise your disclosure to discuss the following:

    • As noted in comment 13 in our letter dated December 28, 2012, please explain the benefit to Pingtan Fishing of pledging its fishing vessels as collateral for a loan to a competing company. We note your disclosure on page 2 that the pledges make strategic sense since Pingtan Fishing shares its liquidity management with related parties controlled by the same group of stockholders. However, these pledge agreements appear to have no beneficial purpose or impact for Pingtan Fishing itself and appear to only present the risk that Pingtan Fishing could lose its fishing vessels if Hong Long were to default on the loans. Finally, please provide appropriate risk factor disclosure addressing this risk.
    • Provide the basis for your statement that Hong Long is "one of the largest fishing companies in Fujian Province and its operational results in the past years have been 'excellent.'"
    • Provide the basis for your statement that Hong Long's credit record is "good."

Q: Do CGEI shareholders have redemption rights?, page 6

6. We note your response to comment 15 in our letter dated December 28, 2012. However, please revise your disclosure to clarify that shares will only be redeemed if the business combination is consummated; otherwise, those who elected to redeem would only receive a portion of the trust account upon liquidation, which is likely to be less than they would receive if their shares would be redeemed.

Summary, page 9

The Proposed Business Combination, page 10

7. Please revise your disclosure on page 10 to reflect that Fujian Wang Gang was the PRC subsidiary of CDGC, rather than CGEI, and received payments from Fujian Service during the periods discussed.

8. We note your response to comment 17 in our letter dated December 28, 2012. Please revise your disclosure to explain the statement on page 10 that "These funds, therefore were in RMB and was omitted within the PRC."

Total CGEI Shares to be Issued, page 11

9. Please disclose in this section the number and approximate percentage of outstanding ordinary shares Mr. Zhou will beneficially own of CGEI following the proposed business combination. We note your disclosure on page 188.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 94

Liquidity and Capital Resources, page 101

10. We note your response to comment 34 in our letter dated December 28, 2012. However, it appears that this disclosure is not included in the filing. Please provide disclosure in your filing similar to your response to our prior comment 34 from our letter dated December 28, 2012, or tell us where that disclosure is presented.

11. We note your response to comment 35 in our letter dated December 28, 2012, and your new disclosure on page 102. However it appears that you have disclosed the amounts owed by the WFOE to the VIE, not what the VIE owes the WFOE. Please disclose the amount owed by the VIE under the VIE agreements to the WFOE.

Liquidity and Capital Resources, page 144

Total Obligations, page 149

12. We refer to your disclosure of obligations of Pingtan Fishing as of September 30, 2012. In addition to this disclosure, please disclose which obligations remain outstanding as of your current amendment date. It should be noted that many of these obligations were due prior to the current amendment date.

The Business Combination, page 161

Background of the Business Combination, page 162

13. We note your response to comment 42 in our letter dated December 28, 2012. For example, you state that a comparable companies analysis is normally the preferred method of valuation of targets. In addition, you state that comparable trading data and expected financial performance are the methods many public investors use to evaluate companies in the industries in which both CDGC and Pingtan Fishing operate. However, we note that in order to determine the value of Pingtan Fishing, CGEI performed a discounted cash flow analysis by using Pingtan Fishing's financial projections provided by Pingtan Fishing's management that related to Pingtan Fishing's projected revenue and net income from 2012 through 2015. Thus, please explain how and why CGEI determined to use two separate valuation analyses for CDGC and Pingtan Fishing. Please include this disclosure within the proxy statement itself so investors can better understand the valuation analysis related to each CDGC and Pingtan Fishing.

Related Party Transactions, page 167

14. Please explain your disclosure that Xinrong Zhou has "arranged" the repayment of 70% of the net amount resulting from the amounts due from the Pingtan Fishing related parties. In addition, please explain the disclosure that Mr. Zhou "shall agree in writing to arrange the repayment" of the remaining 30% of such related party due amounts. We note your disclosure on page 167 that the net due from related parties as of September 30, 2012 is approximately $74,857,908.

China Dredging Group Co., Ltd. and Subsidiaries

20. Subsequent Events, page F-85

(a) BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, page F-85

15. We note your response to comment 50 in our letter dated December 28, 2012 and your new disclosure which states, "A deposit of $66 million (RMB416.5 million) during the fourth quarter of 2012 has been placed as CDGC's portion of the share capital to form a

company with China Gezhouba. The formation of this new company is yet to be completed." However, in addition to your deposit already in place, please disclose the dollar value of your future capital commitment or your estimate of future capital commitments as it relates to this project. Also, disclose how you plan to account for this transaction in the future.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Note 11 – Related Party Transactions and Balances, page F-125

16. We note your response to comment 53 from our letter dated December 28, 2012. However, we are unclear as to why these transactions are accounted for as loans. Please advise in detail, referring to your basis in accounting literature.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William N. Haddad, Esq.